8-68733

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

12013476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
1-23456

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., D.C. 198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/26/2011 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hermes Fund Distributors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Park Plaza
(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann Keitner (617) 892-8992
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281 - 1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AFFIRMATION

I, Ann Keitner, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hermes Fund Distributors LLC, as of and for the period July 26, 2011 (Commencement of Operations) through December 31, 2011, are true and correct.

Ann Keitner
President

Subscribed and sworn to before me
on this 24th day of February, 2012

Notary Public

TAMARA SIGLOCK
Notary Public, Commonwealth of Massachusetts
My Commission Expires June 1, 2018

HERMES FUND DISTRIBUTORS LLC
(SEC I.D. No. 8-68733)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Hermes Fund Distributors LLC
75 Park Plaza
Boston, MA

We have audited the accompanying statement of financial condition of Hermes Fund Distributors LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hermes Fund Distributors LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the statement of financial condition, the majority of the Company's activities and operating results represent transactions with a related party.

Deloitte & Touche LLP

February 24, 2012

HERMES FUND DISTRIBUTORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 209,365
Prepaid expenses	5,911
TOTAL ASSETS	$ 215,276

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to affiliates	$ 13,296
Accounts payable and accrued expenses	32,840
TOTAL LIABILITIES	46,136
MEMBER'S EQUITY	169,140
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 215,276

See notes to statement of financial condition

HERMES FUND DISTRIBUTORS LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF OPERATIONS

Hermes Fund Distributors LLC (the "Company") was formed as a limited liability company in the State of Delaware on September 3, 2010. Effective July 26, 2011, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is a single member limited liability company wholly owned by Hermes Fund Managers (North America) GP, Inc. ("HFMNA"). HFMNA is owned by Hermes Investments (North America) Limited, a subsidiary of Hermes Fund Managers Limited. ("HFML").

The Company is a placement agency raising capital primarily from institutional investors for interests in pooled funds ("Funds") that are not publicly traded. The Company earns a fee from the investment managers of the Funds. The fee is calculated on a percentage of the management fees generated by the investment manager from capital raised or committed to be purchased in such Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates— The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Actual results could differ materially from those estimates.

Fair Value of Financial Assets and Liabilities—The carrying value of financial assets and liabilities, including cash and cash equivalents, other assets, accounts payable and accrued expenses, and due to affiliates approximates their fair value because of the short-term nature of these assets and liabilities.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash held at two major U.S. financial institutions.

Income Taxes—The Company is organized as a single member limited liability company and as such qualifies for "disregarded entity" status under Internal Revenue Code. Therefore, the Company itself is not subject to United States Federal, state, or local income taxes, such taxes are the responsibility of the member to report and pay, when required.

3. RELATED PARTY TRANSACTIONS

The statement of financial condition has been prepared from the separate records maintained by the Company and reflects significant balances and transactions with affiliates. Such statement of financial condition may not be indicative of the conditions that would have existed if the Company had not been operated as an affiliated company.

Due to affiliates— Pursuant to a management services agreement between the Company and HFMNA, the Company must reimburse HFMNA for any administrative and facility related expenses incurred on the Company's behalf including rent, utilities, compliance, financial administration, information technology, office services, and facilities. As of December 31, 2011, $13,145 was due to HFMNA.

During the period, HFML had funded bank charges for the set up of new bank account on behalf of the Company. As of December 31, 2011, $151 was due to HFML.

4. COMMITMENTS AND CONTINGENCIES

The Company can enter into contracts that contain a variety of indemnifications. There were no contracts entered into during the period from July 26, 2011 through December 31, 2011.

5. NET CAPITAL REQUIREMENT

As a broker dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital, as defined. The Company is required to maintain net capital at the greater of $5,000 or 12 1/2% of aggregate indebtedness. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At December 31, 2011, the Company had net capital of $163,078, which was $157,311 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1 as of December 31, 2011.

The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to section (k)(2)(i) of the rule.

6. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the statement of financial condition was available to be issued, and determined there were no subsequent events requiring adjustment or further disclosure to the statement of financial condition.

7. MEMBER'S EQUITY

For the period July 26, 2011, commencement of operations, through December 31, 2011, the member contributed capital in the amount of $89,775.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 24, 2012

Hermes Fund Distributors LLC
75 Park Plaza
Boston, MA 02116

In planning and performing our audit of the financial statements of Hermes Fund Distributors LLC (the "Company") as of and for the period from July 26, 2011 (Commencement of Operations) through December 31, 2011 (on which we issued our report dated February 24, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP